# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

# FORM C

# UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

*Name of issuer*
Airto, Inc.

*Legal status of issuer*

    ***Form***
    C-Corporation

    ***Jurisdiction of Incorporation/Organization***
    Delaware

    ***Date of organization***
    March 26, 2012

*Physical address of issuer*
137 W 25th Street, 11th Floor, New York, NY

*Website of issuer*
https://www.seatassignmate.com

*Name of intermediary through which the offering will be conducted*
SI Securities, LLC

*CIK number of intermediary*
0001603038

*SEC file number of intermediary*
008-69440

*CRD number, if applicable, of intermediary*
170937

*Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering*
7.5% of the amount raised

***Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest***
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

***Type of security offered***
Crowd Note

***Target number of Securities to be offered***
N/A

***Price (or method for determining price)***
Determined in conjunction with a broker-dealer.

***Target offering amount***
$25,000

***Oversubscriptions accepted:***
☑ Yes
☐ No

***Oversubscriptions will be allocated:***
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

***Maximum offering amount (if different from target offering amount)***
$700,000

***Deadline to reach the target offering amount***
December 7, 2018

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

***Current number of employees***
3

|  | **Most recent fiscal year-end** | **Prior fiscal year-end** |
|---|---|---|
| **Total Assets** | $67,786 | $18,998 |
| **Cash & Cash Equivalents** | $13,766 | $18,998 |
| **Accounts Receivable** | $54,000 | $0 |
| **Short-term Debt** | $41,918 | $0 |
| **Long-term Debt** | $0 | $0 |
| **Revenues/Sales** | $84,381 | $73,250 |
| **Cost of Goods Sold** | $0 | $0 |
| **Taxes Paid** | $0 | $0 |
| **Net Income** | $1,978 | $(5,232) |

***The jurisdictions in which the issuer intends to offer the Securities:***

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

**EXHIBITS**
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

# EXHIBIT A
# OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
# (EXHIBIT A TO FORM C)
## September 20, 2018

**Airto, Inc.**



## Up to $700,000 of Crowd Notes

Airto, Inc. dba SeatAssignMate ("Airto", the "Company," "we," "us", or "our"), is offering up to $700,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by December 7, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by December 7, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $700,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to December 7, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

**A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.**

**These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.**

**This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place**

**undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.**

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

**Ongoing Reporting**

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at https://www.seatassignmate.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any or its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

**Updates**

Updates on the status of this Offering may be found at: https://www.seedinvest.com/seatassignmate

**About this Form C**

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

## SUMMARY

### The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Airto, Inc. is a Delaware C-Corporation, formed on March 26, 2012. The Company is currently also conducting business under the name of SeatAssignMate. The Company is located at 137 W 25th Street, 11th Floor, New York, NY.

The Company's website is https://www.seatassignmate.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/seatassignmate and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

### The Offering

| | |
|---|---|
| **Minimum amount of Crowd Note being offered** | $25,000 |
| **Maximum amount of Crowd Note** | $700,000 |
| **Minimum investment amount per investor** | $1,000 |
| **Offering deadline** | December 7, 2018 |
| **Use of proceeds** | See the description of the use of proceeds on page 12 hereof. |
| **Voting Rights** | See the description of the voting rights on pages 10, 13-14, 16, 17 and 18. |

## RISK FACTORS

*The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.*

### Risks Related to the Company's Business and Industry

*The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance.* Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended product evaluations and configuring the product to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*** We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

***Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.*** Both cyclical and seasonal fluctuations may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

***The Company is currently dependent on the leisure travel industry for revenue.*** The Company's financial prospects are currently dependent upon leisure travelers using its services. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which may negatively impact the demand for its services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on its business and results of operations.

***In general, demand for our products and services is highly correlated with general economic conditions.*** A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***Although we have received an issued patent in the U.S., we may not be successful in obtaining issued patents for currently pending technology patent applications in EU and China.*** Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for "Facilitating passenger to manage airline reservation within electronic message" in Europe and China. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.*** Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company forecasts project aggressive growth.*** If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company's revenue model remains largely unproven.*** The Company may find that customers are unwilling to pay for its services in the manner that the Company has proposed. If this is the case, the Company may need to alter its revenue model, may be unable to secure customers, and may miss its growth projections. If this was to occur, the Company may be unable to meet its financial obligations.

***The reviewing CPA has included a "going concern" note in the reviewed financials.*** In particular, the CPA has noted that the Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern.

***We have not prepared any audited financial statements.*** Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

**Risks Related to the Securities**
***The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.*** You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

***We are selling convertible notes that will convert into shares or result in payment in limited circumstances.*** These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $8,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20%, or based on a $8,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $8,000,000 valuation cap, so you should not view the $8,000,000 as being an indication of the Company's value.

***We have not assessed the tax implications of using the Crowd Note.*** The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

***The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis.*** By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

***You may have limited rights.*** The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

***You will be bound by an investment management agreement which limits your voting rights.*** As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

***A majority of the Company is owned by a small number of owners.*** Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 96% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

## BUSINESS

### Description of the Business
A flight check-in app built into the traveler's email, where passengers can assign their seats, check-in to their flights, and purchase airlines' product service offerings with ease.

We recorded an average of 30 clicks, 8 pages, and 7 minutes for a passenger to assign a seat online, which consisted of copy and pasting e-ticket numbers from email, logging into the airline's website, and navigating through multiple pages. This lengthy login process is not only a bad user experience, but it also acts as a barrier for the passenger to access airlines' product service offerings, also known as "Ancillary Services."

SeatAssignMate's white-label interactive email solution brings convenience and transparency to accessing and booking airlines' ancillary services. The purpose is to help airlines provide their passengers with a more seamless and pleasurable user-experience for seat assignment, seat upgrade, flight check-in, and ancillary purchases.

SeatAssignMate is created by the industry, for the industry, and the SeatAssignMate team has vast knowledge and experience when it comes to travel operations. The Company has two respected airlines JetBlue and ELAL (Israel) as investors, and graduated from the International Airline Group (IAG) Hangar 51 accelerator.

### Business Plan

SeatAssignMate provides airlines with a white-label email, built with interactive and dynamic features. This allows their passengers to complete certain tasks directly in the email, such as seat assignment, flight check-in, and purchase of airlines' Ancillary Services such as meals, baggage, wifi, and more.

This innovative interactive email is essentially a flight check-in application built into an email.

#### *Email features*
- Interactive and dynamic seat map: The seat map displayed in the email is live and real-time, which means that when the email is opened or refreshed, the latest seat map availability will be fetched from the airlines' system and displayed in the passenger's email accordingly. The seat map also has an interactive element to it, which allows passengers to assign their seats.
- Intelligent merchandising (Product Service Offerings) : The airlines' product service offerings in the email will be customized and personalized according to the passengers booking class, frequent flyer status, and the flying route. Other rules, such as email opening time, device, and geo-location may also affect the content in the email.
- Flight Check-in: The flight check-in process is streamlined into a single click within the email. Once the passenger has checked-in, the boarding pass will be updated in the same email.

#### *Our Solution*
- No need for airline app downloads: There are travelers that have multiple airline apps (as they fly with multiple airlines) and don't actively use them, and there are travelers that don't like to download the apps because of trouble or inconvenience. SeatAssignMate uses email as a channel (as most people have and use email every day) and designed it with efficient features, featuring some of airlines' most important and necessary ancillary content from a traveler's perspective.
- Lengthy login process : No more copy and pasting e-ticket numbers and logging into airlines websites to assign seats and check into a flight. The interactive email has instant access to the passenger's flight, where seat assignment can be completed with a couple of clicks.
- Hidden ancillary services: Compared to browsing multiple webpages to book a specific airline's ancillary services, the passenger can access these ancillaries immediately just by opening up their interactive email.

#### *Technology*
With airlines' perishable seat inventory, today's static email is limited. The email that SeatAssignMate has developed allows the content to be manipulated (even after an email has been sent to a traveller's inbox).

#### *Revenue Model*
- Airlines will be charged on a per email basis (cost will be dependent on the volume of the email)
- Percent (%) Commission will be taken for every product/service sold via the SeatAssignMate email.

### The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Merchandising platform | Interactive email based merchandising platform, with key use cases in TTL (Travel, Transportation and Logistics) and real-time seating product (airlines, cruises/hotels, event/stadiums) | First-tier Brands and Merchants in developing and developed markets, that provide real-time perishable inventories as a service, such as airlines, cruise lines, hotels, shipping companies, stadium / events, buses / trains. |

**Competition**

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

**Customer Base**

Our customers are Brands and merchants that offer perishable inventories, such as airlines, cruise lines, hotels, and stadiums, that are interested in providing a seating product upsell to customers.

**Intellectual Property**

The Company is dependent on the following intellectual property:

*Patents and Provisional Patent Applications*

| Application No. | Title | File Date | Issue Date | Location |
|---|---|---|---|---|
| 14/043,558 | Facilitating passenger to manage airline reservation within electronic message | October 1, 2013 | June 5, 2018 | United States |

**Litigation**

None

**USE OF PROCEEDS**

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

*Offering Expenses*

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.9% of the proceeds, or $62,500, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

| Use of Proceeds | % if Target Amount Raised | % if Closing Amount Raised | % if Maximum Amount Raised |
|---|---|---|---|
| Business Development | 50% | 50% | 50% |
| Key Hires | 20% | 20% | 20% |
| R&D | 20% | 20% | 20% |
| General Expenses | 10% | 10% | 10% |

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

**DIRECTORS, OFFICERS, AND MANAGERS**

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

| Name | Positions and Offices Held at the Company | Principal Occupation and Employment Responsibilities for the Last Three (3) Years |
|---|---|---|
| Shi Li | CEO and Co-Founder | ● SeatAssignMate, Founder and CEO, 2015 - present: leads the overall operations and resources of the company and |

| | | drives company's short- and long-term strategy. |
|---|---|---|
| Duncan Sham | Chief of Product and Design and Co-Founder | ● SeatAssignMate, Founder and product designer, Feb. 2014 - present: uses design skills and technical knowledge to improve how existing products look and work, and developing new products. |
| Nan Zhao | CTO and Co-Founder | ● SeatAssignMate, CTO, Jan. 2015 - present: developing the company's strategy for using technological resources, ensuring technologies are used efficiently, profitably and securely; evaluating and implementing new systems and infrastructure. <br> ● Microbizit, LLC, Senior Software Engineer, Jan. 2013 - present: develops systems by studying operations; designing, developing, and installing software solutions; supports and develops software team. |

*Indemnification*

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

*Employees*

The Company currently has 3 employees in New York.

**CAPITALIZATION AND OWNERSHIP**

**Capitalization**

The Company has issued the following outstanding Securities:

| Type of security | Amount outstanding | Voting rights | How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering | Percentage ownership of the Company by the holders of such securities prior to the Offering | Other material terms |
|---|---|---|---|---|---|
| Common Stock | 20,641,711 | No | N/A | 100% | N/A |

The Company has the following debt outstanding:

| Type of debt | Name of creditor | Amount outstanding | Interest rate and payment schedule | Amortization schedule | Describe any collateral or security | Maturity date | Other material terms |
|---|---|---|---|---|---|---|---|
| Debt for Services | SheppardMullin | $25,000 | N/A | N/A | N/A | N/A | |

## Ownership

A majority of the Company is owned by a few individuals. Those individuals are Shi Li and Duncan Sham.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Number and type/class of security held | Percentage ownership |
|------|------|------|
| Shi Li | Common Stock | 48% |
| Duncan Sham | Common Stock | 48% |

## FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.**

### Operations

Airto, Inc. (which may be referred to as the "Company," "we," "us," or "our") develops a patented interactive email digital platform to merchandise real-time perishable inventories such as airlines, stadium seating product, etc. The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York

For the year ending December 31, 2017, it recognized revenue of $84,381 and expenses of $82,403, representing a net profit of $1,978. For the prior year, it recognized revenue of $73,250 and expenses of $78,482, representing a net loss of $5,232.

### Liquidity and Capital Resources

To date, the Company has received $100,000 in funding from two investors: Israel Airlines and JetBlue Airways. The capitalization was through a convertible note structure. The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $17,463 in cash on hand as of September 12 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

### Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

### Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

*Liquidation Value* - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

*Book Value* - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

*Earnings Approach* - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

**Previous Offerings of Securities**
We have made the following issuances of securities within the last three years:

| Previous Offering | Date of Previous Offering | Offering Exemption Relied Upon | Type of Securities Offered | Amount of Securities Sold | Use of Proceeds of the Previous Offering |
|---|---|---|---|---|---|
| Seed | 11/6/2017 | Regulation D, 506(b) | Convertible Debt | $100,000 | Business development, R&D, iterating on MVP |

**THE OFFERING AND THE SECURITIES**

**The Securities Offered in this Offering**

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $8,000,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporated transaction, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $8,000,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 0%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

**Securities Sold Pursuant to Regulation D**
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $75,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

**Classes of Securities of the Company**

***Common Stock***

*Dividend Rights*
Yes

*Voting Rights*
Yes

*Right to Receive Liquidation Distributions*
Yes, junior to any issued preferred stock.

*Rights and Preferences*
None

**Dilution**

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

**Tax Matters**

**EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.**

**Transfer Agent**

We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

**Restrictions on Transfer**

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

**Other Material Terms**
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

**Related Person Transactions**
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
None.

**Conflicts of Interest**
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

## OTHER INFORMATION

**Bad Actor Disclosure**
None

## SEEDINVEST INVESTMENT PROCESS

*Making an Investment in the Company*

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

**SeedInvest Regulation CF rules regarding the investment process:**
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

**What will I need to complete my investment?**

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

**What is the difference between preferred equity and a convertible note?**

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

**How much can I invest?**

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

**How can I (or the Company) cancel my investment?**

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

*After My Investment*

**What is my ongoing relationship with the Company?**

You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

**Can I get rid of my Securities after buying them?**
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

**SIGNATURE**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Shi Li
_____
(Signature)

Shi Li
_____
(Name)

CEO, principal financial officer, and principal accounting officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Shi Li
_____
(Signature)

Shi Li
_____
(Name)

Director
_____
(Title)

9/20/18

(Date)

/s/Duncan Sham

(Signature)

Duncan Sham

(Name)

Director

(Title)

9/20/18

(Date)

***Instructions.***

1.  The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2.  The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

**EXHIBIT B**
*Financials*

# Airto, Inc.

*(a Delaware corporation)*

d/b/a SeatAssignMate

Unaudited Financial Statements for the Years Ended

December 31, 2017 and 2016



**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

August 14, 2018

To:     Board of Directors, Airto, Inc.
        Attn: Li Shi

Re:     2017-2016 Financial Statement Review
        Airto, Inc. d/b/a SeatAssignMate

We have reviewed the accompanying financial statements of Airto, Inc. d/b/a SeatAssignMate (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of income, shareholders' equity and cash flows for the calendar year period(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

**Going Concern**

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern.  The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern.  Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

**AIRTO, INC.**

**BALANCE SHEET**

**As of December 31, 2017 and 2016**

**See accompanying Accountant's Review Report and Notes to the Financial Statements**

**(Unaudited)**

| **ASSETS** | **2017** | **2016** |
|---|---|---|
| Current Assets: | | |
| Cash and cash equivalents | $ 13,766 | $ 18,998 |
| Accounts receivable | 54,000 | 0 |
| Total Current Assets | 67,786 | 18,998 |
| Long-lived Assets | 0 | 0 |
| TOTAL ASSETS | $ 67,786 | $ 18,998 |
| **LIABILITIES AND STOCKHOLDERS' DEFICIT** | | |
| Liabilities: | | |
| Current Liabilities: | | |
| Accounts payable | $ 41,918 | $ 0 |
| Total Current Liabilities | 41,918 | 0 |
| TOTAL LIABILITIES | 41,918 | 0 |
| Stockholders' Equity: | | |
| Membership Interest | 104,836 | 99,944 |
| Retained earnings | (78,968) | (80,946) |
| Total Stockholders' Equity | 25,868 | 18,998 |
| TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY | $ 67,786 | $ 18,998 |

**AIRTO, INC.**
**STATEMENT OF OPERATIONS**
**For the Years Ended December 31, 2017 and 2016**
**See accompanying Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

|  | **2017** | | **2016** |
|---|---|---|---|
| Revenues | $ 84,381 | $ | 73,250 |
| Cost of revenues | 0 | | 0 |
| Gross Profit (Loss) | 84,381 | | 73,250 |
| | | | |
| Operating Expenses: | | | |
| General and administration | 71,299 | | 77,161 |
| Software Development | 4,000 | | 0 |
| Sales and marketing | 7,104 | | 1,321 |
| Total Operating Expenses | 82,403 | | 78,482 |
| | | | |
| Operating Income (Loss) | 1,978 | | (5,232) |
| | | | |
| Other Income/(Expense) | 0 | | 0 |
| | | | |
| Provision for Income Taxes | 0 | | 0 |
| | | | |
| Net Loss | $ 1,978 | $ | (5,232) |

**AIRTO, INC.**
**STATEMENT OF MEMBERS' EQUITY**
**For the Years Ended December 31, 2017 and 2016**
**See accompanying Accountant's Review Report and Notes to the Financial Statements**
**(Unaudited)**

| | Membership Interest (in Value) | Accumulated Earnings/(Deficit) | Total Members' Equity |
|---|---|---|---|
| Balance as of January 1, 2016 | $ 99,944 | $ (75,714) | $ 24,230 |
| 2016 Net Income (Loss) | 0 | (5,232) | (5,232) |
| **Balance as of December 31, 2016** | **99,944** | **(80,946)** | **18,998** |
| 2017 Additional Capital contributions | 4,892 | | 4,892 |
| 2017 Net Income (Loss) | 0 | 1,978 | 1,978 |
| **Balance as of December 31, 2017** | **$ 104,836** | **$ (78,968)** | **$ 25,868** |

# AIRTO, INC.
## STATEMENT OF CASH FLOWS
### For the Years ended December 31, 2017 and 2016
### See accompanying Accountant's Review Report and Notes to the Financial Statements
### (Unaudited)

|  | 2017 | 2016 |
|---|---|---|
| **Cash Flows From Operating Activities** | | |
| Net Loss | $ 1,978 | $ (5,232) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Changes in operating assets and liabilities: | | |
| (Decrease) Increase in accounts payable | 41,918 | 0 |
| (Increase) Decrease in accounts receivables | (54,000) | 0 |
| Net Cash Used In Operating Activities | (10,104) | (5,232) |
| **Cash Flows From Investing Activities** | | |
| None | 0 | 0 |
| Net Cash Used In Investing Activities | 0 | 0 |
| **Cash Flows From Financing Activities** | | |
| Capital contributions from member(s) | 4,892 | 0 |
| Net Cash Provided By Financing Activities | 4,892 | 0 |
| Net Change In Cash and Cash Equivalents | (5,212) | (5,232) |
| Cash and Cash Equivalents at Beginning of Period | 18,998 | 24,230 |
| Cash and Cash Equivalents at End of Period | $ 13,766 | $ 18,998 |
| **Supplemental Disclosure of Cash Flow Information** | | |
| Cash paid for interest | $ 0 | $ 0 |
| Cash paid for income taxes | 0 | 0 |

**AIRTO, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**For the Years ended December 31, 2017 and 2016**
**See accompanying Accountant's Review Report**
**(Unaudited)**

## NOTE 1 - NATURE OF OPERATIONS

Airto, Inc. (which may be referred to as the "Company," "we," "us," or "our") develops a patented interactive email digital platform to merchandise real-time perishable inventories such as airlines, stadium seating product, etc.

The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York.

## NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Basis of Presentation*
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

*Use of Estimates*
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

*Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern.

*Cash and Cash Equivalents*
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had $13,766 and $18,998, respectively.

*Receivables and Credit Policy*
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017 and 2016, the Company had $54,000 and $0 outstanding accounts receivable, respectively.

The Company has a significant concentration of its revenue with a small number of individual customers however the Company believes strongly that the full amount of accounts receivable are fully collectible at this time. Thusly, no allowance for doubtful accounts has been established.

*Property and Equipment*
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

As of December 31, 2017 and 2016, the Company held no property and equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017 or 2016.

*Fair Value Measurements*
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

*Income Taxes*
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2017 as the Company had no taxable income after considering net operating losses.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

*Revenue Recognition*
The Company recognizes revenue when the Company has performed substantially all of the work required under its contracts with partners. As of December 31, 2017 and 2016, the Company had recognized $84,381 and $73,250, respectively, in sales.

*Advertising Expenses*
The Company expenses advertising costs as they are incurred.

*Organizational Costs*
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

*Software Development Costs*
As the Company's platform is based on an a software platform, the Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes

capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.  As of December 31, 2017, the Company believes it has achieved technological feasibility and, thusly, has expensed all costes associated with software development.

*Concentration of Credit Risk*
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

*Recent Accounting Pronouncements*
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)."  ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees.  The standard is effective on January 1, 2018, with early adoption permitted.  The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.


## NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a corporation for federal and state income tax purposes.  The Company is current with its federal and state tax filing obligations.  Because the Company's has sufficient net operating losses from prior periods, the Company has not yet calculated a material tax provision.


## NOTE 4 – COMMITMENTS AND CONTINGENCIES

*Legal Matters*
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.


## NOTE 5 – MEMBERS' EQUITY

*Capital Contributions*
The Company has recently issued additional shares and other equity-like instruments since the balance sheet date as described below in Note 7.

Additionally, the Company has 40,000,000 common shares of authorized and 20,641,711 shares duly issued as of December 31, 2017.  The shares that have been duly issued have been issued to members of the management team.

As part of the founding of the Company, the Company issued 748,663 warrants for common shares to a strategic advisor.  The holder of these warrants has not yet converted the warrants to common stock.

## NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis.  The Company began operations three years ago.  The Company's ability to continue is likely dependent upon management's plan to raise additional funds (see Note 7).  The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

## NOTE 7– SUBSEQUENT EVENTS

*Issuance of Additional Equity-Like Instruments*
In 2018, the Company issued simple agreements for future equity to two strategic investor-customers representing a future equity interest in 1,365,343 common shares.  The agreement for future equity issuance represents approximately 6.4 percent of the fully diluted common shares outstanding.

*Anticipated Crowdfunded Offering*
The Company is offering (the "Crowdfunded Offering") equity securities through a registration exemption under Regulation CF.  Under this registration exemption, the Company may offer up to $1,070,000 worth of securities.

The Crowdfunded Offering is being made through SeedInvest (the "Intermediary").  The Intermediary will be entitled to receive a commission fee and percentage of the securities issued in this offering according to customary terms of such an offering.

*Management's Evaluation*
Management has evaluated subsequent events through August 14, 2018, the date the financial statements were available to be issued.  Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

**EXHIBIT C**

*PDF of SI Website*



SeatAssignMate
An Interactive Email Company
Backed by jetBlue and ELAL Airlines
BCN Barcelona
MAD Madrid
Priority boarding, more leg room, instant check-in

DISCLAIMER
This presentation contains offering materials prepared solely by SeatAssignMate without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.
SeatAssignMate

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## Invest in SeatAssignMate

An interactive email-based merchandising platform specialized in travel, transportation, and logistics.

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| $1,000 | $8,000,000 | Crowd Note |
|---|---|---|
| Minimum | Valuation cap | Security Type |

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**Purchased securities are not currently tradeable.** Expect to hold your investment until the company lists on a national exchange or is acquired.

Share:

SeatAssignMate is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by SeatAssignMate without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

### Company Highlights

- Investors include JetBlue Technology Ventures and ELAL (Israel) Airlines
- Graduate of International Airline Group (IAG) Hangar 51 accelerator
- Voted as the "Best Ancillary Upsell Solution" at IATA (International Air Transport Association) World Passenger Symposium 2017
- Technology patent approved for the U.S. and pending for Europe and China

### Fundraise Highlights

- Total Round Size: US $700,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note (SWIFT)
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

### Tiered Valuation Cap

- Valuation Cap: US $6,400,000 before Sep 29, 2018
- Valuation Cap Schedule: See Full Schedule

A flight check-in app built into the traveler's email, where passengers can assign their seats, check-in to their flights, and purchase airlines' product service offerings with ease.

We recorded an average of 30 clicks, 8 pages, and 7 minutes for a passenger to assign a seat online, which consisted of copy and pasting e-ticket numbers from email, logging into the airline's website, and navigating through multiple pages. This lengthy login process is not only a bad user experience, but it also acts as a barrier for the passenger to access airlines' product service offerings, also known as "Ancillary Services."

SeatAssignMate's white-label interactive email solution brings convenience and transparency to accessing and booking airlines' ancillary services. The purpose is to help airlines provide their passengers with a more seamless and pleasurable user-experience for seat assignment, seat upgrade, flight check-in, and ancillary purchases.

SeatAssignMate is created by the industry, for the industry, and the SeatAssignMate team has vast knowledge and experience when it comes to travel operations. The Company has two respected airlines JetBlue and ELAL (Israel) as investors, and graduated from the International Airline Group (IAG) Hangar 51 accelerator.

### Product & Service

SeatAssignMate provides airlines with a white-label email, built with interactive and dynamic features. This allows their passengers to complete certain tasks directly in the email, such as seat assignment, flight check-in, and purchase of airlines' Ancillary Services such as meals, baggage, wifi, and more.

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This innovative interactive email is essentially a flight check-in application built into an email.

## Email features

- ***Interactive and dynamic seat map:*** The seat map displayed in the email is live and real-time, which means that when the email is opened or refreshed, the latest seat map availability will be fetched from the airlines' system and displayed in the passenger's email accordingly. The seat map also has an interactive element to it, which allows passengers to assign their seats.
- ***Intelligent merchandising (Product Service Offerings):*** The airlines' product service offerings in the email will be customized and personalized according to the passengers booking class, frequent flyer status, and the flying route. Other rules, such as email opening time, device, and geo-location may also affect the content in the email.
- ***Flight Check-in:*** The flight check-in process is streamlined into a single click within the email. Once the passenger has checked-in, the boarding pass will be updated in the same email.

## Our Solution

- ***No need for airline app downloads:*** There are travelers that have multiple airline apps (as they fly with multiple airlines) and don't actively use them, and there are travelers that don't like to download the apps because of trouble or inconvenience. SeatAssignMate uses email as a channel (as most people have and use email every day) and designed it with efficient features, featuring some of airlines' most important and necessary ancillary content from a traveler's perspective.
- ***Lengthy login process:*** No more copy and pasting e-ticket numbers and logging into airlines websites to assign seats and check into a flight. The interactive email has instant access to the passenger's flight, where seat assignment can be completed with a couple of clicks.
- ***Hidden ancillary services:*** Compared to browsing multiple webpages to book a specific airline's ancillary services, the passenger can access these ancillaries immediately just by opening up their interactive email.

## Technology

With airlines' perishable seat inventory, today's static email is limited. The email that SeatAssignMate has developed allows the content to be manipulated (even after an email has been sent to a traveller's inbox).

## Revenue Model

- Airlines will be charged on a per email basis (cost will be dependent on the volume of the email)
- Percent (%) Commission will be taken for every product/service sold via the SeatAssignMate email.

## Target Customers*

- ***Airlines:*** Legacy and low-cost airlines with an annual amount of passengers ranging from 20-100 million.
- ***PSS (Passenger Service System)/Airline I.T. Providers:*** PSS and technology providers in the Airline industry have been (and still are) the main driving force for innovation. The goal is to help deliver innovation in the email channel to Airline I.T. providers and further enhance their value to their customers.
- ***GDS (Global Distribution System):*** GDSes can become great strategic partners for airlines by helping them distribute products/services through interactive emails, while providing agencies a sophisticated and automated merchandising tool to increase customer engagement and improve customer experience.
- ***Agencies:*** There are many barriers that travel agencies experience when it comes to accessing and booking airlines' product service offerings for their customers. The purpose of SeatAssignMate's interactive email is to reduce the agency's workload by providing a seamless and automated booking experience of personalized airline content which is delivered directly in the email to the passenger.

**This reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This statement does not represent guarantees of future results, levels of activity, performance, or achievements.*

## Gallery




THE NEXT GENERATION INTERACTIVE E-TICKET
INTERACTIVE EMAIL
AIRPORT



**Hangar51 Demo Day.**

PROFILE MENU

## Media Mentions
















Team Story

The product was born from an industry pain point, one that each of the team members has experienced and suffered. With Shi Li's experience and knowledge in the travel industry, he soon realized that the problem extended further than just passengers, it affects airlines and the whole travel ecosystem. To create a solution to this pain point, Shi knew that specific skill sets and expertise was required.

Founders and Officers



**SHI LI**
CEO

Shi Li, is a serial entrepreneur who has built consumer and business facing companies in both United States and Asia. He has experience in the digital and airline industries. Prior to SeatAssignMate, Shi was a residential entrepreneur at NYU, built an international airfare metasearch site. Shi also conducted experimental social seating project in 2012, presented both in SFO and JFK airport to air travel industry leaders.

*Fun Facts*

- Plays pick up soccer weekly with people from various countries
- Snowboarded across the Williamsburg bridge in New York
- Spartan Race finisher



**Duncan Sham**
PRODUCT DESIGNER

Duncan Sham, is a proven product designer, who has over 10 years in the design/advertising/creative industry, and has executed designs for high caliber clients around the world such as Gap, Adidas, YouTube, Lacoste, Pepsi, and Yahoo.

*Fun Facts*

- Designed a T-shirt that JayZ wore on stage, during his tour with Eminem
- Holds the high jump record in England for the under 16yrs
- Traveled to over 12 different countries
- Has sky jumped off of the Macau Tower



PROFILE ME

**Nan Zhao**
CTO

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Nan Zhao, is an interactive email guru, who has left many developers scratching their heads over his in-email solutions.

What is special about Nan's skill set experience is the combination of email expertise and experience working with airlines' and GDS's systems.

Nan is also leading the R&D team, which has members from Google ITA, GDS, and airlines.

***Fun Facts***

- Master of making Chinese dumplings
- Photography enthusiast

## Q&A with the Founder

**Q:**
**Can you summarize your platform and its key use cases?**
SeatAssignMate:
Our product is an interactive email-based merchandising platform, with key use cases currently designed around TTL (Travel, Transportation and Logistics) and E-commerce.
Key use cases include:

- For airlines, selling real-time seating products dynamically in the email
- For cruises/hotels, selling or upgrading rooms dynamically in the email
- For shipping companies, tracking packages directly in the email
- For events/stadiums, selling real-time seating products dynamically in the email

Typically, any changes to inventory or pricing, SAM's interactive email can dynamically reflect these changes in real-time every time the email is opened.

**Q:**
**What is the current stage of your platform development?**
SeatAssignMate:

- We had our IP/Patent granted in the United States in June 2018.
- We released V5.1 of our product (Mobile first) in March 2018.
- We have completed a Spanish version of our interactive email for a European airline
- We have integrated two major Point of Sale platforms with Amadeus and Sabre

**Q:**
**What do you see as your market opportunity?**
SeatAssignMate:

- Ancillary upsell (Seating product etc) in the airline vertical reached $82+ Billion in 2017 with year over year double-digit growth rate (between 2014-2017)
- Interactive email can increase conversion for product offerings more than 10%. With 10% commission, we believe that the addressable market is $1+ Billion
- Figures from the public market also indicate successful ROI from companies such as Amadeus (BME:AMS) and Sabre (NASDAQ):SABR) who provide merchandising solutions for the industry
- Most people spend more than 2.5 hours a day in email
- Early mover advantage for interactive email in the TTL (Travel, Transportation and Logistics) vertical

**Q:**
**What do you view as your competitive advantages?**
SeatAssignMate:
Our competitive advantages are:

- We focus on building scalable technology that works for all email clients and devices without download.
- Our platform is an end-to-end (email to transaction) merchandising platform with higher market cap and margin compared to volume-based traditional email SaaS).
- We have put together a strong team with unique expertise in interactive email and airline commerce
- The technology is patented in the United States (and pending patents in other markets)
- By using transaction-based emails, we are able to consistently sustain the growth of emails sent by clients, compared to campaign-based emails, where there will be an inconsistent and unpredictable fluctuation of emails sent.

**Q: Who do you view as your closest competitors and what key factors differentiate yourselves?**
SeatAssignMate:
For direct competitors, we see EMSP (Email Marketing Service Providers) as the closest competitors. The key factors that differentiate us are:

- Distribution (SAM) vs. Campaign (EMSP)
- Transactional (SAM) vs. Campaign driven (EMSP)
- Merchandising (SAM) vs. Sales (EMSP)
- Direct connect (SAM) vs. Agency (EMSP)
- Rule-based (SAM) vs. Budget-based (EMSP)

The indirect competitors, we consider other emerging technologies (i.e. Chatbots) as the closest competitors. The key factor that differentiate us is:

- SAM's interactive email can be seen as a flexible and adaptable solution to fit many scenarios. For example, it can be used for inbound or outbound marketing, customer service, or, as a high conversion revenue-driven tool. It also has the ability to reach a full demographic too.

There are companies that we consider to be complimentary competitors such as Amadeus and Sabre. They are sellers of airline content (as we are), however, SAM's solution is something that these competitors can also benefit from.
With Google's initiative to launch interactive email for Gmail, this is a key indicator that we have caught the trend of innovating the email space early. SAM's interactive email solution is not only versatile across different email clients, but it is designed to adapt across different devices too. Having a team with experience and knowledge in the air travel space allows

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

## Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

### Fundraising Description

| | |
|---|---|
| Round type: | Seed |
| Round size: | US $700,000 |
| Minimum investment: | US $1,000 |
| Target Minimum: | US $250,000 |
| Maximum Raise Amount: | US $700,000 |

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### Key Terms

| Security Type: | Tiered Crowd Note (SWIFT) |
|---|---|
| Conversion discount: | 20.0% |
| Valuation Cap: | US $6,400,000 before Sep 29, 2018 |
| | US $7,200,000 before Oct 13, 2018 |
| | US $8,000,000 Final |
| Note term: | 24 months |

### Additional Terms

| Investment Proxy Agreement | All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details. |
|---|---|
| Closing conditions: | While SeatAssignMate has set an overall target minimum of US $250,000 for the round, SeatAssignMate must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to SeatAssignMate's Form C. |
| Transfer restrictions: | Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available. |

### Use of Proceeds

#### If Minimum Amount Is Raised



● General Expenses  ● R&D  ● Key Hire
● Business Development

#### If Maximum Amount Is Raised



● General Expenses  ● R&D  ● Key Hire
● Business Development

### Investor Perks

$10,000 (Bronze) -

$50,000 (Silver) -

$150,000 (Gold) -

$250,000 (Platinum) -

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

### Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of SeatAssignMate's prior rounds by year.

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This chart does not represent guarantees of future valuation growth and/or declines.

| Pre-Seed | | |
|---|---|---|
| Round Size | | US $50,000 |
| Closed Date | | Feb 1, 2017 |
| Security Type | | Preferred Equity |

## Financial Discussion

Please see the financial information listed on the cover page of the Form C and attached hereto in addition to the following information. Financial statements are attached to the Form C as Exhibit B.

### Operations

Airto, Inc. (which may be referred to as the "Company," "we," "us," or "our") develops a patented interactive email digital platform to merchandise real-time perishable inventories such as airlines, stadium seating product, etc. The Company organized on March 23, 2012 in the State of Delaware. The Company began operations in late 2015. The Company is headquartered in New York

For the year ending December 31, 2017, it recognized revenue of $84,381 and expenses of $82,403, representing a net profit of $1,978. For the prior year, it recognized revenue of $73,250 and expenses of $78,482, representing a net loss of $5,232.

### Liquidity and Capital Resources

To date, the Company has received $100,000 in funding from two investors: Israel Airlines and JetBlue Airways. The capitalization was through a convertible note structure. The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $17,463 in cash on hand as of September 12 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

### Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

### Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

## Market Landscape



Airline Ancillary Revenue

...ed markets are first-tier brands and merchants that deal with real-time perishable inventories, such as airline seatings, sports/stadium tickets, and package status tracking (e-commerce). Our initial and current established market segment covers airlines in Europe and America. (TTL, Travel, Transportation and Logistics).

Ancillaries are changing the economic landscape for airlines and has become an increasingly important source of revenue for them. This ancillary trend is very apparent as $82.2 Billion was generated in 2017 according to IATA (International Air Transportation Association), compared to in 2014, $38.1 Billion was generated from ancillary services. This new unbundled ancillary revenue stream represents the latest evolution and the future of where the airline industry is heading.

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## Competitive Edge

- **Eliminate Login**: Email is connected directly to a passenger's booking record, removing the need for that passenger to log in to the airline's website to access and verify his or her profile.
- **Accurate real-time data**: Email is synchronized with Airlines'/GDS's systems to allow for accurate and real-time data
- **Integrated into the customer's workflow:** Compared to most email marketing companies, where services are used to send emails on a campaign-by-campaign basis, SeatAssignMate's email solution is integrated into the customer's (i.e., Airlines/Agencies) workflow. An interactive email is sent to each of their customers (post ticket booking). As most travel industry experts know, this is not an easy task to accomplish!
- **Penetration across devices**: A great advantage of having an email-based solution is that it operates across devices, versus apps, which are restricted to certain devices as well as operating systems.
- **Patented technology**: The technology is patented or has a patent pending in major markets such as USA (Approved), Europe (Pending), China (Pending). As a note, scalable use cases for different industries are currently being added to the patent as part of a continuation.
- **Competitors**: There are some competitors that have undertaken interactive email for general purpose use cases (Not for Travel/Transportation/Logistics). Their solutions, however, are still limited to certain email clients, or in some cases, a plugin is required to be downloaded.

## Risks and Disclosures

***The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance.*** Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's product, participating in extended product evaluations and configuring the product to customer-specific needs. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

***The development and commercialization of the Company's products and services are highly competitive.*** It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

***Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.*** We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations. Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

***Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.*** Both cyclical and seasonal fluctuations may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

***The Company is currently dependent on the leisure travel industry for revenue.*** The Company's financial prospects are currently dependent upon leisure travelers using its services. Leisure travel, including leisure airline tickets, hotel room reservations and rental car reservations, is dependent on personal discretionary spending levels. Leisure travel services tend to decline, along with the advertising dollars spent by travel suppliers, during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which may negatively impact the demand for its services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents and terrorist attacks, any of which could have an impact on its business and results of operations.

***In general, demand for our products and services is highly correlated with general economic conditions.*** A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

***Although we have received an issued patent in the U.S., we may not be successful in obtaining issued patents for currently pending technology patent applications in EU and China.*** Our success depends significantly on our ability to obtain, maintain and protect our proprietary rights to the technologies used in our services. We filed a provisional patent application for "Facilitating passenger to manage airline reservation within electronic message" in Europe and China. Filing a provisional patent application only indicates that we are pursuing protection, but the scope of protection, or whether a patent will even be granted, is still undetermined. We are not currently protected from our competitors. Moreover, any patents issued to us may be challenged, invalidated, found unenforceable or circumvented in the future. Any intellectual enforcement efforts the Company seeks to undertake, including litigation, could be time-consuming and expensive and could divert management's attention.

***The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.*** Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

***The Company forecasts project aggressive growth.*** If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

***The Company's revenue model remains largely unproven.*** The Company may find that customers are unwilling to pay for its services in the manner that the Company has proposed. If this is the case, the Company may need to alter its revenue model, may be unable to secure customers, and may miss its growth projections. If this was to occur, the Company may be unable to meet its financial obligations.

***The reviewing CPA has included a "going concern" note in the reviewed financials***. In particular, the CPA has noted that the Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern.

***We have not prepared any audited financial statements.*** Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

### General Risks and Disclosures

**Start-up investing is risky.** Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

**Your shares are not easily transferable.** You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

**The Company may not pay dividends for the foreseeable future.** Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

**Valuation and capitalization.** Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

**You may only receive limited disclosure.** While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

**Investment in personnel.** An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

**Possibility of fraud.** In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

**Lack of professional guidance.** Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

## Data Room

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## Frequently Asked Questions

### About Side by Side Offerings

**What is Side by Side?**
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

**What is a Form C?**
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

**What is Rule 506(c) under Regulation D?**
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

**What is Reg CF?**
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

### Making an Investment in SeatAssignMate

**How does investing work?**
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by SeatAssignMate. Once SeatAssignMate accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to SeatAssignMate in exchange for your securities. At that point, you will be a proud owner in SeatAssignMate.

**What will I need to complete my investment?**
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

**How much can I invest?**
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, SeatAssignMate has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

### After My Investment

**What is my ongoing relationship with the Issuer?**
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.
In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

**How can I sell my securities in the future?**
Currently there is no market or liquidity for these securities. Right now SeatAssignMate does not plan to list these securities on a national exchange or another secondary market. At some point SeatAssignMate may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when SeatAssignMate either lists their securities on an exchange, is acquired, or goes bankrupt.

**How do I keep track of this investment?**
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

### Other General Questions

**What is this page about?**
This is SeatAssignMate's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the SeatAssignMate's Form C. The Form C includes important details about SeatAssignMate's fundraise that you should review before investing.

**How can I (or the company) cancel my investment under Regulation CF?**

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

**What if I change my mind about investing?**

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.


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**EXHIBIT D**

*Investor Deck*



# SeatAssignMate

# An Interactive Email Company

Backed by jetBlue and ELAL Airlines

Hello Michael,

Thank you for flying with Vueling. You'll find below
a seat map for you to assign your seat(s).

**BCN** Barcelona ✈ **MAD** Madrid

| Departure | Nov 27, 2017 |
| --- | --- |

**BCN | 05:30** PM

Flight nº VY 138

| Arrival | Nov 27, 2017 |
| --- | --- |

**MAD | 06:50** PM

Michael Johnson
Sarah Jones

Seat: 23C
Seat: 23B

☐ Priority seat          +17. 99 EUR
☐ XL seat                +16. 99 EUR

☐ Front rows      +9. 99 EUR
   (15 - 19) +
☐ Back rows       (25 - 31) +4.
   (20 - 24) +6. 99 EUR

Priority boarding, more leg room, instant check-in

+17. 99 EUR

A B C D E F

10 11 12 13 14 15 16 17 18 19 20 21 22 23 25 26 27 28 29 30 31 32 33 3

Michael

Boarding | 03 |

Durati

This presentation contains offering materials prepared solely by SeatAssignMate without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

# PAIN POINT: POSITIONING

**APPS VS BROWSING MODE**

People today (especially millennials) like to shop around on different websites, read reviews and search for the best deals they can find. We call this "browsing mode." Apps tend to be more favorable for activities such as social, editing photos, dating etc, but email is the trigger to the browsing mode, which is the reason why this channel is the leader of high conversions.

**BRIDGING THE GAP BETWEEN APPS & EMAIL BROWSING**

The "Apps" and "Email Browsing" attributes are showcased in the diagram (right), with the strong traits highlighted in orange. SAM's (SeatAssignMate) interactive email takes the best of both worlds and marries them into one platform.


APPS
SeatAssignMate
Interactive
Engaging
High Engagement
Device Agnostic
(Email) Highly adopted communication channel
No downloads
Static
Download Required
Saturated Market
Device Constraints
EMAIL BROWSING

**Disclaimer:** These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

# BACKED BY AIR TRAVEL INDUSTRY PLAYERS

**INVESTED BY TWO MAJOR AIRLINES** / **PARTNERSHIPS**

SeatAssignMate is created by the industry, for the industry; meaning that the team has vast knowledge and experience when it comes to travel operations, the company is invested by two respected airlines JetBlue and ELAL (Israel) airlines, and the company was incubated via two major aviation organizations, IAG (International Airlines Group) and IATA (International Air Transport Association).



## INVESTORS

jetBlue

ELAL אל על

הכי בבית בעולם

# PAIN POINT: A BROKEN CHECK-IN EXPERIENCE

**PROBLEM**

There is a lack of transparency to passengers when it comes to accessing airlines' product service offerings (AKA ancillary services). Most passengers are not aware of what ancillary services are available or associated with their particular flight (as each flight route's offerings are different). Due to this lack of transparency, passengers are missing out on service offerings that could potentially enhance their travel experience, and airlines are missing out on potential ancillary revenue gains.

**LENGTHY LOGIN PROCESS**

An average of approx. 30 Clicks, 8 pages (7mins) was recorded for a passenger to assign a seat online, which consisted of copy and pasting e-ticket numbers from their email, logging into airlines website, and navigating through multiple pages. This lengthy login process is not only a bad user experience, but it also acts as a barrier for the passenger to access and purchase airlines' ancillary services.



Paid Seat
Checked Bags
In-Flight Internet
Express Check-in
In-Flight Meal
Lounge Access
PRODUCTS AND SERVICE OFFERINGS
Call Center
Airline Website
Mobile
Airport Agent
Third party websites
CUSTOMER EXPERIENCE
E-ticket No.
PNR
PNR No.
Frequent Flyer No.
Passwords
CHECK-IN
CONFIRMATION EMAIL



SeatAssignMate

# SOLUTION

**WHAT WE DO**
SeatAssignMate's white-label interactive email solution brings convenience and transparency to airlines' ancillary offerings. The purpose is to help airlines provide to their passengers a more seamless and pleasurable user experience when it comes to seat assignment, flight check-in, and ancillary purchase.

**HOW IT WORKS**
The email is built with interactive and dynamic features, which allows passengers to complete certain tasks directly in the email, such as seat assignment, check-in to the flight and purchase ancillaries, i.e. meals and baggage.

**ENHANCED USER EXPERIENCE**
No more airline app downloads, no more copy and pasting e-ticket numbers and logging into airlines websites to assign seats. Products and services are streamlined into the email which is customized specifically to the passenger, and checking into a flight can be completed with a single click.

This innovative interactive email is essentially a flight check-in application built into an email.

Gmail
COMPOSE
Inbox
Starred
Sent Mail
All Mail
More
ANA Inspiration of JAPAN
UNTIL BOARDING 03 DAY 06 HRS 34 MIN 22 SEC
LAX Los Angeles > NRT Tokyo
Booking Reference: 33ES8F
DEPARTURE I Apr 28, 2018
LAX I 00:30
Flight: ANA2177
ARRIVAL I Apr 28, 2018
NRT I 05:40
Duration: 14hrs 10mins
Select Meals
Select Baggage
Select Insurance
6 PREMIUM SEATS AVAILABLE
Michael Johnson
Sarah Jones
Seat: 25D
Seat: 25E
Updated Today at 11:40am
Free
Chargeable
Unavailable
Confirmed Seat
Please select your seat and click "Continue" below
CONFIRM
A B C D E F
10
11
12
13
14
15
16
17

SeatAssignMate

# FEATURE 1 - SEAT MAP

**SEAT ASSIGNMENT**
Real-time clickable seat map for the traveler to complete free/paid seat assignment. The seat map is synchronized to the airlines' system for accurate seat availability, and dynamic pricing of paid seats.

**VALUE**
- Seat assignment is now more of a convenient and frictionless experience
- Displaying seat upgrade options (with real-time dynamic pricing) becomes more effective and actionable marketing material for the traveler
- Seat price determination, based on booking class/frequent flyer status
- Increased seat upgrade conversions
- Increased revenue
- Improved customer satisfaction
- As there will be fewer phone calls enquiring/ booking seat upgrades, we predict there will be a reduction in labor costs



Gmail
More
COMPOSE
Inbox
Starred
Sent Mail
All Mail
ANA Inspiration of JAPAN
UNTIL BOARDING 03 DAY 06 HRS 34 MIN 22 SEC
LAX Los Angeles > NRT Tokyo
Booking Reference: 33ES8F
DEPARTURE I Apr 28, 2018
LAX I 00:30
Flight: ANA2177
ARRIVAL I Apr 28, 2018
NRT I 05:40
Duration: 14hrs 10mins
Select Meals
Select Baggage
Select Insurance
6 PREMIUM SEATS AVAILABLE
Michael Johnson
Sarah Jones
Seat: 25D
Seat: 25E
Updated Today at 11:40am
Free
Chargeable
Unavailable
Confirmed Seat
Please select your seat and click "Continue" below
CONFIRM
A B C D E F
10 11 12 13 14 15 16 17 18 19 20 21 22 23 25


**Disclaimer:** This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

SeatAssignMate

# FEATURE 2 - ANCILLARY SERVICES

**ANCILLARY UPSELL**

Ancillary service offerings are displayed directly in the email, so that travelers now have the ability to see or purchase available services conveniently.

**VALUE**

- Transparent and frictionless ancillary booking, results in higher purchase rates
- Improve customer satisfaction
- Having travelers pre-book services in advance, such as: on-board meals, will allow airlines to manage their inventory better and reduce wastage



Gmail
COMPOSE
Inbox
Starred
Sent Mail
All Mail
More
ANA Inspiration of JAPAN
UNTIL BOARDING 03 DAY 06 HRS 34 MIN 22 SEC
LAX Los Angeles > NRT Tokyo
Booking Reference: 33ES8F
DEPARTURE | Apr 28, 2018
LAX | 00:30
Flight: ANA2177
ARRIVAL | Apr 28, 2018
NRT | 05:40
Duration: 14hrs 10mins
PREMIUM SEATS AVAILABLE
Michael Johnson
Sarah Jones
Updated Today at 11:40am
Free
Chargeable
Unavailable
Confirmed Seat
Please select your seat and click "Continue" below
CONFIRM
ANA2177
Select Baggage
Baggage between 51 and 70 lbs
Over 70 lbs / 32kg baggage
Sporting equipment
Bicycle
Free


**Disclaimer:** This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

SeatAssignMate

# FEATURE 3 - FLIGHT CHECK-IN

**ONLINE CHECK**
When the check-in window is open, the boarding pass can be generated with a click of a button, or in some cases, auto-generated.

**VALUE**
With increased online check-in, the workload is shifted away from the airport staff, freeing up more of their time allowing them to dedicate more quality service to their customers.
This may also result in reducing labor costs too.





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ANA Inspiration of JAPAN
UNTIL BOARDING 03 DAY 06 HRS 34 MIN 22 SEC
Hello Michael,
Thank you for flying with ANA. You'll find below a real-time seat map for you to assign your seat(s).
Michael
Sarah
BOARDING PASS
LAX Los Angeles > NRT Tokyo
Booking Reference: 33ES8F
DEPARTURE | Apr 28, 2016
LAX | 00:30
Flight: ANA2177
ARRIVAL | Apr 28, 2016
NRT | 05:40
Duration: 14hrs 10mins
Select Meals
Select Baggage
Select Insurance
6 PREMIUM SEATS AVAILABLE
Michael Johnson
Sarah Jones
Seat: 25D
Seat: 25E
Updated Today at 11:40am
Free
Chargeable
Unavailable
Confirmed Seat
Please select your seat and click "Continue" below
CONFIRM
A B C D E F
10 11 12 13 14 15 16 17 18 19 20 21
06 HRS 34 MIN
Sarah
BOARDING PASS
Booking Reference: 33ES8F

**Disclaimer:** This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

SeatAssignMate

# FEATURE 4 - COUNTDOWN CLOCK

**COUNTDOWN CLOCK**

The countdown clock informs the traveler of their flight departure/online check-in time.

**VALUE**

- This is a useful tool to remind the passenger how long they have left until their flight
- E-commerce giants often use countdown clocks as a marketing technique to create a sense of urgency to uplift sales. The conversions can be anything between 10-27%





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Inbox
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ANA Inspiration of JAPAN
UNTIL BOARDING 03 DAY 06 HRS 34 MIN 22 SEC
LAX Los Angeles > NRT Tokyo
Booking Reference: 33ES8F
DEPARTURE I Apr 28, 2018
LAX I 00:30
Flight: ANA2177
ARRIVAL I Apr 28, 2018
NRT I 05:40
6 PREMIUM SEATS AVAILABLE
Michael Johnson
Sarah Jones
Seat: 25D
Seat: 25E
Updated Today at 11:40am
Free
Chargeable
Unavailable
Confirmed Seat
Please select your seat and click "Continue" below
CONFIRM
A B C D E F
10
11
12
13
14
15
16
17
18
19
20
21
22
23
25
UNTIL BOARDING 03 DAY 06 HRS 34 MIN
Booking Reference: 33
ARRIVAL I Apr 28, 2018
NRT I 05:40
Duration: 14hr

**Disclaimer:** This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

SeatAssignMate

# WHY EMAIL

**HIGH ADOPTION**

Email is adopted by almost everyone and is typically the preferred (universal) communication channel. There are a whole range of different communication channels, however they all live on different platforms. For example, some people use Whatsapp, whilst others may use Wechat, Line or Facebook. Regardless of the email client it is a completely universal communication channel, which is why it is the number one competitor.

**RESTRICTIONS**

The great advantage of having an email based solution is that it penetrates all devices. Whereas apps are restricted to certain devices as well as operating systems.

**EMAIL MARKETING**

Highest purchase conversions come from email marketing.



APPS
VS
EMAIL BROWSING




CONTRIBUTION TO TRAFFIC GROWTH
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0
5%
95%
23%
77%
4%
96%
11%
89%
PRE BOOKING
BOOKING
POST BOOKING
ON THE GO
APP GREATER CONTRIBUTION TO GROWTH
BROWSER GREATER CONTRIBUTION TO GROWTH


**Disclaimer:** These statements reflects management's estimates and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.

SeatAssignMate

# PENETRATION TO ALL DEVICES & OPERATING SYSTEMS

**ACCESSIBLE ON ALL DEVICES**
Email is a native app and is accessible on all devices. SeatAssignMate's interactive email solution does not have the restrictions of an app, which is often constrained to a certain device or operating system.

**VALUE**

- Accessible on all devices
- No download required (unlike an app)
- Less investment to develop and maintain than an app
- Insight into different digital activities, i.e. valuable data driven decisions can be made from tracking activities across different devices.


Google
Gmail
COMPOSE
Inbox
Starred
Important
Chats
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Drafts (24)
All Mail
Spam (27)
Trash
Circles
[Imap]/Drafts
Duncan Sham
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1 of 159
ANA Inspiration of JAPAN
UNTIL BOARDING 03 DAY 06 HRS 34 MIN 22 SEC
NRT Tokyo > ITM Osaka
Booking Reference: 33ES8F
DEPARTURE | Feb 10, 2018
NRT | 17:00
Flight: ANA2177
ARRIVAL | Feb 10, 2018
ITM | 18:20
Duration: 01hrs 20mins
Michael Johnson
Sarah Jones
Seat: 25D
Seat: 25E
Updated Today at 11:40am
Economy
Unavailable
Confirmed Seat
Please select your seat and click "Continue" below
A B C D E F
10
11
12




Google
Gmail
COMPOSE
Inbox
Starred
Sent Mail
All Mail


EASY
IMPLEMENTATION

SeatAssignMate

## GLOBAL AIRLINE ANCILLARY REVENUE MARKET

# $82.2 BILLION IN 2017

**AIRLINES' ANCILLARY LANDSCAPE**

Ancillaries are changing the economic landscape for airlines and have become an increasingly important source of revenue for them. This ancillary trend is very apparent as $82.2 Billion was generated in 2017 according to IATA (International Air Transportation Association), compared to in 2014, in which $38.1 Billion was generated from ancillary services. This new unbundled ancillary revenue stream represents the one of latest evolutions and the future of where the airline industry is heading.



2016 — $67.4 BILLION

2015 — $59.2 BILLION

2017 — $82.2 BILLION

Seat AssignMate

## COMPETITION

SAM's indirect competitors are ESP (Email Service Providers) such as Google, Microsoft. However, their solutions are limited to their own email client (Gmail or Outlook) and are not adaptable to each other.

Users open their emails in many forms and combinations, i.e. devices, email clients, and browsers. Therefore these current solutions are not scalable, especially in some use cases when the user has to download and install a plugin.

Products that are used today for marketing/ merchandising are traditional (static) email marketing tools.

## VALUE

- SAM's email solution is built directly into the enterprise's business logic with a heavy focus on transactional emails. This positioning and business strategy gives SAM that competitive advantage as email volumes are less affected by marketing budget or macroeconomy (as experienced by email marketing companies)
- SAM is an end to end merchandising solution
- SAM's universal value is adopted by major players in the distribution chain, from airlines, OTAs, to Airline ITs
- Greater margin and CLV (Customer Lifetime Value)



EMAIL BROWSING

APPS

TRANSPORTATION   TRAVEL   LOGISTICS

MACROECONOMIC RESISTANT

Revenue split model
with a competitive margin
Business model differentiation

Customized I.T. Integration
Switching costs/efforts

Higher Customer
Lifetime Value (CLV)
Lock in effect

First mover advantage
Established branding

MARKETING EMAIL

STATIC
(Marketing agencies)

MACROECONOMIC SENSITIVE

Exclusive Business partnerships
in the eco-system
Access to the data source

End to end solution
Industry knowledge and focus

Product and strategy driven
Access to distribution and
partner network

Interactive
& Dynamic
Email tech

Shorter sales funnel
(Also a disadvantage: Higher churn rate,
lower lifecycle value, large sales team)
Web based email composer

TRANSACTIONAL EMAIL

**Explanatory Type**

SeatAssignMate
Marketing ESP

Competitive advantage
Barrier to entry

Barrier to entry

Marketing ESP   SeatAssignMate

**Disclaimer:** This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. It does not represent the scope of competition in the marketplace. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



SeatAssignMate

# WHAT WE HAVE

## INVESTORS

jetBlue

EL AL אל על
הכי בבית בעולם

## AIRLINE I.T. PARTNERSHIPS

Datalex & Travelport

## TECHNOLOGY PATENT FILED IN

30+ Countries

## USERS

Airlines and agencies in major markets from USA, Europe, Asia to Latin America



# INVESTMENT



FUND ALLOCATION
SALES
44%
PRODUCT DEVELOPMENT
36%
R&D
16%
MARKETING
4%


SeatAssignMate

# FUTURE PLANS & OTHER VERTICALS

The SAM team naturally took on the air travel industry as this is where their expertise, knowledge and experience lie. However, there are many use cases in different industries that interactive email technology can bring value to. Below is a teaser of what the team has on their roadmap to explore later on down the line.

## SHIPPING/LOGISTICS



- Package tracking in email
- On demand delivery upgrade

## HOTEL



- Upsell & cross-sell
- Room upgrades (inventory management)

## ECOMMERCE



- Upsell & cross-sell (inventory management)
- On demand sales and discounts
- Package tracking in email

## EVENTS



- Select seat/section
- Upsell & cross-sell
- Branding / Merchandising / Advertising

SeatAssignMate

# TEAM



## SHI LI
### FOUNDER & CEO

Shi Li is a serial entrepreneur, built consumer and business facing companies in both United States and Asia, with extensive work experiences in digital and airline industry for 8 years. Prior to SeatAssignMate, Shi was a residential entrepreneur at NYU, built an international airfare metasearch site. Shi also conducted experimental social seating project in 2012, presented both in SFO and JFK airport to air travel industry leaders.

**FUN FACTS:**
- Spartan Race (Obstacle race) finisher
- Plays pick-up soccer on a weekly basis with people from around the world
- Snowboarded across the Williamsburg bridge during one of New York's coldest winters



## DUNCAN SHAM
### FOUNDER & PRODUCT DESIGNER

Duncan Sham is a proven product and visual designer, who has executed designs for some of the highest caliber of clients around the world! From Gap, Adidas, YouTube, Lacoste, Pepsi, Meitu, Artful Dodger Clothing (Jay Z's Clothing Brand), Gatorade/Serena Williams, McDonalds, Blackberry, Smart, Wrigleys, LG Phones, to... Yahoo.

**FUN FACTS:**
- Designed a t-shirt that Jay Z wore, during his tour
- Holds the high jump record in England for the under 16yrs and numerous district records in track and field
- Traveled to over 12 different countries
- Has sky jumped off of the Macau Tower



## NAN ZHAO
### CTO & SENIOR FULL STACK DEVELOPER

Nan Zhao is a thinker and problem solver with expertise in both interactive email technology and airlines/GDS's back-end systems. This rare combination of talent and experience makes Nan the perfect powerhouse to drive innovation into the air travel space.

Nan is also leading the R&D team, which has members with a background in Google ITA, GDS, and airlines.

**FUN FACTS:**
- A great chef in the kitchen, with a reputation of being a master of Chinese dumpling making
- Photography enthusiast



## LIOR YAVOR
### ADVISOR

- Former VP of Operation, ELAL Israel Airlines
- Co-founder & CEO of Meekan
- CEO of Taavura Projects, Israel's largest special logistic company.
- Col. of IAF.



## MARY CHAN
### ADVISOR

- Former eBay marketing executive
- Partner of UP2398 Venture

## IAG / IATA
### INCUBATED

- IAG (International Airlines Group)
- IATA (International Air Transport Association)

SeatAssignMate